Rider - Early Surrender Value

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of the Policy and this Rider, to provide this Early Surrender Value Benefit. We also agree to provide all of the other benefits which are stated in this Rider. This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

Early Surrender Value Benefit (ESVB) - The surrender benefit of the Policy to which this Rider is attached will be based on the ESVB. The surrender benefit will be such that the Net Cash Surrender Value available upon full surrender of the Policy will be no less than the ESVB. The ESVB is only available upon full surrender where You are paid the Net Cash Surrender Value. The ESVB will be equal to the Net Policy Value on the date of full surrender.

The ESVB will be used in determining whether the Policy will begin a grace period due to the Net Cash Surrender Value being insufficient to cover the Monthly Deduction for the following policy month.

Monthly Deduction -While this Rider is in-force, the Monthly Deduction for the Policy will include the Monthly Deduction for this Rider. The Monthly Deduction for this Rider is the sum of:

(a)	a monthly expense charge per $1,000 of the initial Specified Amount of the Policy plus any Term Insurance Benefit of a Supplemental Term Insurance Rider; and
(b)	a monthly expense charge per $1,000 of the Specified Amount of any increases in coverage for the Policy or Term Insurance Benefit.

The initial per $1,000 of Specified Amount expense charge will be deducted each policy year, starting from the effective date of this Rider, in which the Surrender Charges as shown in Section 1 are greater than zero.

The per $1,000 of Specified Amount expense charge for any increases will be deducted each year, starting from the effective date of the increase, in which the Surrender Charges as shown in Section 1 are greater than zero.

We will determine the monthly expense charges based on expectations as to future mortality, investment, expense, taxes, and persistency experience. We will not adjust such charges as a means of recovering prior losses or as a means of distributing prior profits. These rates, for the initial Specified Amount of the Policy plus any Term Insurance Benefit of a Supplemental Term Insurance Rider, will not exceed those shown in Section 1 of the Policy. These rates, for any increases in coverage for the Policy or Term Insurance Benefit, will not exceed those provided to You at the time of increase.

Termination of Rider - This Rider will terminate upon:

(a)	the date of death of the Insured;
(b)	lapse, surrender or maturity of this Policy;
(c)	the date You change ownership of the Policy unless the change was:
(i)	to a successor Owner through merger, acquisition or due to the death of the Owner, or
(ii)	to a nonqualified trust created by the Owner for the employees of that Owner; or
(d)	the Monthly Anniversary which coincides with or next follows Our receipt of Your written request to terminate this Rider.

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Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached.

The Penn Insurance and Annuity Company

Thomas H. Harris
President

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